                                    FORM 15


                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

     Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

                                    Commission File No.: 0-19797

                           WHOLE FOODS MARKET, INC.
            (Exact name of registrant as specified in its charter)

                            601 North Lamar Street
                                   Suite 300
                              Austin, Texas 78703
                                (512) 477-5566
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                 $307,807,000
                  Principal Amount at Maturity of Zero Coupon
                 Convertible Subordinated Debentures Due 2018
           (Title of each class of securities covered by this Form)

                                     None
       (Titles of all other classes of securities covered by this Form)

                                     None
  (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

        Rule 12g-4(a)(1)(i)   [X]       Rule 12h-3(b)(1)(ii)  [ ]
        Rule 12g-4(a)(1)(ii)  [ ]       Rule 12h-3(b)(2)(i)   [ ]
        Rule 12g-4(a)(2)(i)   [ ]       Rule 12h-3(b)(2)(ii)  [ ]
        Rule 12g-4(a)(2)(ii)  [ ]       Rule 15d-6            [ ]
        Rule 12h-3(b)(1)(i)   [X]

   Approximate number of holders of record as of the certification or notice date: 60

     Pursuant to the requirements of the Securities Exchange Act of 1934, WHOLE FOODS MARKET, INC. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.


DATE:  February 10, 1999           WHOLE FOODS MARKET, INC.



                                   By: /s/ GLENDA FLANAGAN
                                      ------------------------------------------
                                      Glenda Flanagan
                                      Vice President and Chief Financial Officer